UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68437 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE., SUITE 6
(No. and Street)

| ATHENS | GA | 30605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Dixon (706) 548-3422
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, COLSON, & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

| 600 Galleria Parkway SE, Suite 600 | Atlanta | GA | 30339 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, ___KELLY DIXON_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___CANNON SECURITIES, INC._____ , as

of ___DECEMBER 31_____ , 20 _18___ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____

_____

_____/s/ Kelly D._____
                          Signature

_____CCO_____
                          Title

_/s/ Kentilya J. Yaett_ Expires: 11/11/2022
          Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018

# CANNON SECURITIES, INC.

## Table of Contents

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cannon Securities, Inc. as of December 31, 2018, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cannon Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Cannon Securities, Inc.'s management. Our responsibility is to express an opinion on Cannon Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cannon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Cannon Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cannon Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Moore, Colson + Company, P.C.*

We have served as Cannon Securities, Inc.'s auditor since 2011.

Atlanta, Georgia
February 28, 2019

CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

| | | |
|---|---|---|
| Cash | $ | 203,501 |
| Accounts receivable | | 110,664 |
| Other current assets | | 3,365 |
| | | |
| TOTAL | $ | 317,530 |

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

| | | |
|---|---|---|
| Accounts payable | $ | 3,854 |
| Accounts payable - related party | | 73,553 |
| Commissions payable | | 55,554 |
| Total current liabilities | | 132,961 |

SHAREHOLDERS' EQUITY:

| | | |
|---|---|---|
| Common stock | | 50,000 |
| Additional paid-in capital | | 20,000 |
| Treasury stock | | (50,000) |
| Retained earnings | | 164,569 |
| Total shareholders' equity | | 184,569 |
| | | |
| TOTAL | $ | 317,530 |

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| REVENUES | $ | 998,233 |
| | | |
| OPERATING EXPENSES: | | |
| Commissions | | 470,670 |
| Shareholders' compensation | | 41,037 |
| Salaries | | 29,440 |
| General and administrative | | 56,747 |
| Professional services | | 62,133 |
| Occupancy | | 27,570 |
| Total expenses | | 687,597 |
| | | |
| NET INCOME | $ | 310,636 |

## CANNON SECURITIES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2018

| | COMMON STOCK | ADDITIONAL PAID-IN-CAPITAL | TREASURY STOCK | RETAINED EARNINGS | TOTAL SHAREHOLDERS' EQUITY |
|---|---|---|---|---|---|
| Balances at December 31, 2017 | $ 50,000 | $        20,000 | $ (50,000) | $ 118,933 | $        138,933 |
| Net income | - | - | - | 310,636 | 310,636 |
| Distributions to shareholders | - | - | - | (265,000) | (265,000) |
| Balances at December 31, 2018 | $ 50,000 | $        20,000 | $ (50,000) | $ 164,569 | $        184,569 |

See accompanying notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 310,636 |
| Adjustments to reconcile net income to net cash provided | | |
| by operating activities: | | |
| Accounts receivable | | 6,698 |
| Other current assets | | (1,330) |
| Accounts payable | | (3,165) |
| Accounts payable - related party | | 19,339 |
| Commissions payable | | (3,102) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 329,076 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES - | • | |
| Distributions to shareholders | | (265,000) |
| | | |
| NET INCREASE IN CASH | | 64,076 |
| | | |
| CASH, BEGINNING OF THE YEAR | | 139,425 |
| | | |
| CASH, END OF THE YEAR | $ | 203,501 |

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

B. Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

C. Cash

The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

D. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2018, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

E. Revenue Recognition

The Company's revenue consists of commissions earned on customer balances and investments made. Related commissions expense to registered representatives is recognized in the same period in which commissions revenue is recognized.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S GAAP (FASB Accounting Standards Codification 606). The Company adopted the standard effective January 1, 2018 using the modified retrospective approach, which had no effect on the Company's previously reported financial position and results of operations.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   · Identification of the contract with the customer;
   · Identification of the performance obligation(s) under the contract;
   · Determination of transaction price;
   · Allocation of the transaction price to the identified performance obligation(s); and
   · Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

   *Commissions* - The Company receives commission revenues under contracts with investment and insurance companies. Commissions are primarily based on customer assets under management as well as certain customer deposits into variable annuity products and are received based on contractual terms. The performance obligation for commissions received based on customer assets under management is generally satisfied at the end of the contractual measurement period when the commissions are calculated, typically monthly or quarterly. The performance obligation for commissions received on customer deposits into variable annuity products is generally satisfied when the deposit is received by the insurance company from the customer. Commissions represent variable consideration as they are based on values which fluctuate due to deposits, withdrawals, and market performance.

   Accounts receivable related to commissions revenues totaled $110,664 at December 31, 2018.

   F. Income Taxes

   The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

   The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, "Income Taxes."

   G. Subsequent Events

   Subsequent events have been evaluated through February 28, 2019, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

   The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled $105,320 for the year ended December 31, 2018 and are included in shareholders' compensation, general and administrative and occupancy expenses in the accompanying statement of operations.

   At December 31, 2018, $33,875 was due to CFS for expenses incurred on behalf of the Company and is included in accounts payable-related party.

   The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled approximately $39,678 for the year ended December 31, 2018 and are included in shareholders' compensation in the accompanying statement of operations. Management fees payable to the shareholder of $39,678 are included in accounts payable - related party at December 31, 2018.

3. CONCENTRATIONS

For the year ended December 31, 2018, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2018 were due from these two financial institutions.

For the year ended December 31, 2018, revenues earned from four customers' accounts totaled $684,740 or 69% of the Company's total revenues. Accounts receivable related to these customers totaled $95,399 or 86% of total accounts receivable at December 31, 2018.

4. COMMON STOCK

At December 31, 2018, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and 49,250 outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Rule requires the Company to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2018, the Company had net capital of $126,094 which exceeded the minimum net capital requirement of $8,864 by $117,230. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

SUPPLEMENTARY INFORMATION

## CANNON SECURITIES, INC.
## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
## DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL:

| | | |
|---|---|---|
| Total shareholders' equity | $ | 184,569 |
| Deduct non-allowable assets: | | |
| Accounts receivable | | 55,110 |
| Other current assets | | 3,365 |
| Net capital | $ | 126,094 |

COMPUTATION OF AGGREGATE INDEBTEDNESS:

| | | |
|---|---|---|
| Accounts payable | $ | 77,407 |
| Commissions payable | | 55,554 |
| Total aggregate indebtedness | $ | 132,961 |

COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:

| | | |
|---|---|---|
| Net capital | $ | 126,094 |
| Minimum net capital to be maintained | | |
| (greater of $5,000 or 6⅔% of total aggregate indebtedness) | | 8,864 |
| Net capital in excess of requirement | $ | 117,230 |

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying notes to financial statements and report of independent registered public accounting firm.

8

CANNON SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

MOORE COLSON
*CPAs and Advisors*

energy . insight . growth

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore, Colson + Company, P.C.
Atlanta, Georgia
February 28, 2019

600 galleria parkway se
suite 800
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

# Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 28, 2019

Moore Colson
600 Galleria Parkway
Suite 600
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Kelly Dixon

Title: Chief Compliance Officer

**CANNON SECURITIES, INC.**

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AGREED-UPON PROCEDURES
REPORT ON GENERAL ASSESSMENT
RECONCILIATION (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2018

**TTIC MOORE COLSON**
*CPAs and Advisors*

energy . insight . growth

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES</u>

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cannon Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cannon Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Cannon Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences; there were no payments during the year ended December 31, 2018 (See 5 below);

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; there were no adjustments for the year ended December 31, 2018;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cannon Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cannon Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Moore, Colson + Company, P.C.*

Atlanta, Georgia
February 28, 2019

---

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

PrimeGlobal

**SIPC-7** (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

**SIPC-7** (35-REV 6/17)

For the fiscal year ended 12/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068437
CANNON SECURITIES, INC.
649 SOUTH MILLEDGE AVE.
SUITE 6
ATHENS, GA 30605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

**WORKING COPY**

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $0 |
| B. | Less payment made with SIPC-6 filed (exclude interest) ____ Date Paid | ( 0 ) |
| C. | Less prior overpayment applied | ( 150 ) |
| D. | Assessment balance due or (overpayment) | (150) |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $(150) |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $0 |
| H. | Overpayment carried forward | $( 150 ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANNON SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 11 day of February, 2019.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)      $998,233

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.      998,233

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $_____

        Enter the greater of line (i) or (ii)      0

        Total deductions      998,233

2d. SIPC Net Operating Revenues      $ 0

2e. General Assessment @ .0015      $ 0

        (to page 1, line 2.A.)